UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-255182, 333-265000 and 333-271164) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release

On June 3, 2023, the Company issued a press release announcing its presentation of two posters at the 2023 American Society for Clinical Oncology Meeting (“ASCO 2023”). A copy of the press release is furnished as Exhibit 99.1 to this Report.

Data Presented at the ASCO 2023 Conference

The first poster is titled “Early ctDNA reduction may identify patients with stable disease and long OS on tebentafusp” and included an analysis of circulating tumor DNA (“ctDNA”) data from the Phase 3 KIMMTRAK (tebentafusp-tebn) trial in HLA-A*02:01 patients with metastatic uveal melanoma (“mUM”). In this analysis, ctDNA reduction by week 9 was observed in 94% of patients (34/36) with detectable ctDNA at baseline, and this reduction was associated with longer overall survival (“OS”). These data were consistent with those presented at the 2023 American Association for Cancer Research Annual Meeting in showing that ctDNA reduction by week 9 was strongly associated with improved OS, even in patients with best RECIST response of progressive disease – further indicating that RECIST responses underestimate tebentafusp’s clinical benefits, and that early reduction in ctDNA may be a better predictor of long OS than radiographic response.

The second poster is titled “A Phase 2/3 trial in progress on tebentafusp as monotherapy and in combination with pembrolizumab in HLA-A*02:01+ patients with previously treated advanced, non-uveal melanoma” and described the Phase 2/3 trial that has started randomizing patients with previously treated advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the therapeutic potential and expected clinical benefits of our product candidates, including overall survival benefit; expectations that ctDNA reduction from tebentafusp is associated with overall survival benefit; expectations indicating that RECIST responses underestimate tebentafusp’s clinical benefits and that ctDNA may be a better predictor of long OS than radiographic response; expectations regarding the development of the Company’s pipeline and the design, progress, timing, scope and results of the Company’s existing and planned clinical trials, including the Phase 3 KIMMTRAK (tebentafusp-tebn) trial in HLA-A*02:01 patients with mUM and the Phase 2/3 trial with tebentafusp as monotherapy and in combination with pembrolizumab in HLA-A*02:01+ patients with previously treated advanced, non-uveal melanoma. The words "may," “might,” "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," “expect,” "estimate," “seek,” "predict," “future,” "project," "potential," "continue," "target" and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Report are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Report, including, without limitation, risks associated with: the risk that the results of preclinical studies and early results from clinical trials may not be predictive of future clinical trial results; the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on the Company’s business, strategy, financial position and anticipated milestones, including the Company’s ability to conduct ongoing and planned clinical trials; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; the Company’s ability and plans to launch, market and sell KIMMTRAK or any future approved products, and to continue to establish and expand a commercial infrastructure; the Company’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; the Company’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; the Company’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, bank failures, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; and the success of the Company’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that the Company has made or may make with the SEC in the future. Any forward-looking statements represent the Company’s views only as of the date of this Report and should not be relied upon as representing its views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	June 5, 2023	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer